Filed by Macquarie Infrastructure Holdings, LLC

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Macquarie Infrastructure Corporation

Commission File No.: 001-32384

Date: May 4, 2021

Excerpts from Earnings Release of Macquarie Infrastructure Corporation dated May 4, 2021:

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To facilitate the tax-efficient sale of Atlantic Aviation prior to a sale of MIC Hawaii, shareholders will be asked to approve a plan of merger that could result in the reorganization of MIC from a corporation to a listed limited liability company treated as a partnership for tax purposes. The Company will seek approval of the plan of merger at a Special Meeting of Shareholders scheduled for May 6, 2021.

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Excerpts from the Transcript of Macquarie Infrastructure Corporation Earnings Call held on May 4, 2021:

Christopher Frost:

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Our Special Meeting of Shareholders will take place at 3:00 PM Eastern Time on Thursday, May 6.

At the Special Meeting, shareholders will be asked to approve a plan of merger as part of a reorganization of the Company. Under the plan, MIC would become a wholly owned subsidiary of a newly formed entity, Macquarie Infrastructure Holdings, LLC, or MIH.

The reorganization facilitates the sale of our remaining businesses in any order without altering the tax efficiency of such sales as MIH would be treated as a partnership for federal income tax purposes.

The approval of the plan authorizes MIC’s board of directors to determine if and when reorganizing the Company would be in the best interest of shareholders.

Consistent with our previous statements, we expect to implement the reorganization only after we have entered into an agreement to sell Atlantic Aviation and just prior the closing of such sale.

We currently expect to sell Atlantic Aviation this year. The regulatory approval process associated with MIC Hawaii makes it more likely that a sale of that segment occurs in 2022.

Please refer to our Proxy Statement for a complete description of the matters to be considered at the Special Meeting of Shareholders. We would welcome the opportunity to discuss the proposal with any shareholders who may have questions about the matter.

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Both the Special Meeting and the Annual Meeting will be conducted virtually and instructions on how to participate were delivered to shareholders of record with the relevant proxy statements.

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If approved by shareholders at our special meeting on Thursday of this week, the flexibility to reorganize MIC will allow us to complete a sale of Atlantic Aviation prior to a sale of MIC Hawaii without altering the tax efficiency of the sales.

We believe the additional flexibility provides a real benefit to shareholders and your board of directors unanimously recommends a vote in favor of the proposal. If you have not yet voted, please do so.

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T.J. Schultz

…The sale of Atlantic, is that tax free, or is there some tax leakage that we need to expect?

Nick O'Neil

So there is no corporate capital gains tax on the sale of Atlantic assuming obviously that we have implemented the reorganization. Unitholders in MIH may be subject to capital gains tax. They'll obviously depend on their own circumstances. But key point or key objective of the reorganization is to mitigate the corporate capital gains tax as part of that process.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the merger that is part of the proposed reorganization, Macquarie Infrastructure Holdings, LLC (“Holdings LLC”) filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 on February 17, 2021, as amended, that includes a proxy statement of Macquarie Infrastructure Corporation (“MIC”) that also constitutes a prospectus of Holdings LLC. The registration statement became effective and a definitive proxy statement/prospectus was mailed to stockholders of MIC on or about April 5, 2021. INVESTORS AND SECURITY HOLDERS OF MIC ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by MIC and Holdings LLC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by MIC and Holdings LLC will also be available free of charge on MIC’s website at www.macquarie.com/mic or by writing to us at 125 West 55th Street, New York, New York 10019, United States of America, Attention: Investor Relations.

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Certain Information Regarding Participants

MIC and its directors and executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of MIC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 17, 2021 and its definitive proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 26, 2021. Other information regarding the participants of MIC in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available.

Disclaimer on Forward Looking Statements

This communication contains forward-looking statements. MIC may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially” or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Such statements include, among others, those concerning MIC’s expected financial performance and strategic and operational plans, statements regarding potential sales of the Company’s operating businesses (including the Company’s proposed reorganization) and the anticipated uses of any proceeds therefrom, statements regarding the anticipated specific and overall impacts of the COVID-19 pandemic, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements in this communication are subject to a number of risks and uncertainties, some of which are beyond MIC’s control, including, among other things: changes in general economic or business conditions; the short and long term impact of the COVID-19 pandemic; MIC’s ability to complete the sale of the Company or its businesses on favorable terms; MIC’s ability to service, comply with the terms of and refinance debt; its ability to retain or replace qualified employees, its ability to complete growth projects, deploy growth capital and manage growth, make and finance future acquisitions and implement its strategy; the regulatory environment; demographic trends; the political environment; the economy, tourism, construction and transportation costs; air travel; environmental costs and risks; fuel and gas and other commodity costs; MIC’s ability to recover increases in costs from customers; cybersecurity risks; work interruptions or other labor stoppages; risks associated with acquisitions or dispositions; litigation risks; reliance on sole or limited source suppliers, risks or conflicts of interests involving MIC’s relationship with the Macquarie Group; and changes in U.S. federal tax law. These and other risks and uncertainties are described under the caption “Risk Factors” in Item 1A of MIC’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its other reports filed from time to time with the SEC.

MIC’s actual results, performance, prospects, or opportunities could differ materially from those expressed in or implied by the forward-looking statements. Additional risks of which MIC is not currently aware could also cause its actual results to differ. In light of these risks, uncertainties, and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this communication may not occur. These forward-looking statements are made as of the date of this communication. MIC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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